Paladin Power is the next generation energy storage system (ESS)

CAGR between 2023 and 2035. The market is poised to garner a revenue of USD $212.8 billion by the end of 2035

- Paladin has already raised over **$7,500,000 from over 2500 investors**

- Executed a **Manufacturing Service Agreement with Jabil, Inc.,** a Fortune 500 contract manufacturer, enabling Paladin to shift production to the U.S., helping us mitigate supply chain challenges and qualify for tax incentives under the Inflation Reduction Act.

- Founder and CEO Ted Thomas has **16+ years of energy storage experience** and is a pioneer in energy storage solutions

Source(s): *https://finance.yahoo.com/news/battery-energy-storage-market-revenue-103000400.html*

What is Paladin Power Energy Storage System (ESS)?

Paladin Power is the next generation of energy storage system (ESS) that captures solar energy, stores the energy and uses that energy to power your

Highlights

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

$1M+ Revenue
Earned over the last 12 months

1. Paladin Power successfully launched product in 2023 with nearly $1M in revenue

2. Generated over $2M in sales in 2024, marking over 500% year-over-year growth.

3. Paladin's off-grid solution provides self-sufficiency and savings in an era of grid instability.

4. Secured a manufacturing agreement with NYSE-listed Jabil, one of the top two global manufacturers.

5. Power plant closures, soaring utility costs, and state incentives are boosting demand in California.

6. Paladin's IP portfolio includes patents protecting its cutting-edge technology

7. Paladin's products provide 2X the inverter power of Tesla Powerwall with superior energy efficiency.

Our Team



Ted Thomas   CEO and President

13 years of manufacturing and energy storage system solutions and inventor and patent holder of energy storage system and stackable battery designs.



Andrew Lachman   Vice President of Sales

Andrew has 30 years of experience in automotive sales and management roles across various dealerships and brands. He also is a US Army 1st Special Forces Group Airborne veteran, having proudly served from 1990-1995.



Robert Van Heyningen   Manufacturing

8 years as VP of Business Development with Flextronics and 7 years with Qualcomm as senior director.



Allan ONeil   Install & Support

16+ years experience installing and supporting solar power and battery storage systems.



Bruce Miller   Senior Software Engineer

Senior Software Engineer with over 25 years of experience working in embedded systems and real-time designs.

Never Experience a Power Outage Again: Proprietary next-generation energy storage solution that offers home owners energy independence and reduced utility costs.



Our Mission

Join Paladin Power in our mission to allow every homeowner be self sufficient to power their own home without relying on the grid or need for a utility. Paladin Power is leading the transformation on how homes will be powered with our proprietary, reliable, easy to install and powerful energy storage system. With our system, homeowners and small businesses can achieve:

1) Energy Independence

2) Lower Electricity Costs

3) Self-sufficiency from the power grid

4) Power reliability in an era of weather and natural disasters

Why Invest

- Paladin Power's is the **next generation of home backup and battery storage** that can power your entire home at a lower cost compared to the

competition

- Paladin Power Energy Storage System (ESS) was launched in Q4 of 2022 with **sales of $2.4M** to date, including **+400% growth** since last year

- Demand is being driven by lack of energy security and unreliable grid because of weather related power outages and/or shortfalls in grid capacity

- Paladin's solutions enable homeowners to **operate complete off the grid** with true power self-sufficiency

- In California, **product demand is being driven by green energy regulatory changes,** closing of coal power plants, EV sales all resulting in rising **utility costs**



paladinpower.com   Carlsbad, CA   Technology   B2B   Hardware   B2C   Sustainability

Paladin Power is the next generation of energy storage system (ESS) that captures solar energy, stores the energy and uses that energy to power your entire home or recharge your electric vehicle (EV). Paladin Power is unlike any other technology on the market.

- Scalable for small or large homes, delivered in a beautiful cabinet about the size of a refrigerator

- Easy to install, easy to operate, and can be easily upgraded

- Can run completely off-grid when properly sized

- Batteries are scalable from 24 to 96 kWh with 21 KW Inverter Power

Special Perks & Product Discount

Investors can receive up to a 30% discount on the purchase of a Paladin Power System:

Volume-Based Perks	Discount	SB24 - Price with discount	SB48 - Price with discount
$2,500	10%	$20,700	$38,700
$5,000	15%	$19,550	$36,550
$10,000	20%	$18,400	$34,400
$25,000	30%	$16,100	$30,100

Existing Paladin Investors and Customers can also receive an additional discount on the purchase of Paladin Power System if they invest:

Loyalty Perks	Discount*
Existing Investor	5%
Existing Customer	10%

Volume-Based Perks	Discount	SB24 - Price with discount	SB48 - Price with discount
$2,500	10%	$20,700	$38,700
$5,000	15%	$19,550	$36,550
$10,000	20%	$18,400	$34,400
$25,000	30%	$16,100	$30,100

Existing Paladin Investors and Customers can also receive an additional discount on the purchase of Paladin Power System if they invest:

Loyalty Perks	Discount*
Existing Investor	5%
Existing Customer	10%

*To be eligible for the Existing Investor perk, you must have invested in Paladin







Market Opportunity

- The global battery energy storage market size is slated to expand at ~28% CAGR between 2023 and 2035. The market is poised to garner a revenue of USD $212.8 billion by the end of 2035

- Residential solar installations continue to grow throughout the United States, doubling in size from 2021 to 2028.

- In MarketWatch March 2023 online survey of 1,000 homeowners who had installed solar, 66% of respondents said they had paired an energy storage system with their solar panels. Although less than 10% of residential solar installs have a battery storage system in California. This was due to California NEM 1.0 and NEM 2.0 regulations.

- More and more people are looking for energy independence as they have been severely impacted by weather related power outages, increasing utility costs, brown outs and have ongoing concerns about grid reliability.

- Paladin Power competitive advantages:

- Lowest cost system on the market when compared to competitors cost per kilowatt (KW) to power an entire home.

  system with their solar panels. Although less than 10% of residential solar installs have a battery storage system in California. This was due to California NEM 1.0 and NEM 2.0 regulations.

- More and more people are looking for energy independence as they have been severely impacted by weather related power outages, increasing utility costs, brown outs and have ongoing concerns about grid reliability.

- Paladin Power competitive advantages:

- Lowest cost system on the market when compared to competitors cost per kilowatt (KW) to power an entire home.

- One of the easiest system to install in the industry

- System takes up 80% less space compared to our competitors. See our install

residential and commercial properties without electricity. On top of this, North America may face some of the biggest electricity shortages with more than 300 million people in the US and Canada face the growing possibility of electricity shortages beginning as early as 2024 and continuing to 2028 according to New Scientist. New Scientist went on to say "US and Canada may struggle to ensure a reliable electricity supply amid soaring energy demand from the tech industry and electrification of buildings and vehicles."

Major Power Outages Affecting 50,000 Or More People By State:



Major Power Outages Affecting 50,000 Or More People By State:





markets such as California.



High Risk: shortfalls may occur at normal peak conditions
Elevated Risk: shortfalls may occur in extreme conditions
Normal Risk: low likelihood of electricity supply shortfall

Figure 1: Risk Area Summary 2024–2028[8]



High Risk: shortfalls may occur at normal peak conditions
Elevated Risk: shortfalls may occur in extreme conditions
Normal Risk: low likelihood of electricity supply shortfall

Figure 1: Risk Area Summary 2024–2028[8]

- Sources:

2022

- Company is founded by CEO Ted Thomas, a 16+ year industry veteran
- Ted begins developing Paladin's proprietary inverter technology
- Paladin receives its first orders
- Raises $5mm from over 2000 investors

2023

- Product manufacturing begins, taking less than 1 year to complete first run despite global supply chain issues
- In Q4 2023, Paladin Power started delivering product, ultimately recognizing nearly **$1 million in revenue**
- Raised an additional $2.3mm from over 250 investors
- Signed **Manufacturing Service Agreement (MSA) with JABIL.** JABIL is one

of the world's largest contract manufacturers and can scale production to

2023

- Product manufacturing begins, taking less than 1 year to complete first run despite global supply chain issues

- In Q4 2023, Paladin Power started delivering product, ultimately recognizing nearly $1 million in revenue

- Raised an additional $2.3mm from over 250 investors

- Signed **Manufacturing Service Agreement (MSA) with JABIL. JABIL is one** of the world's largest contract manufacturers and can scale production to match Paladin's growing demand

- Launched software technology:

- Expanded upon our key patents for StackBattTM and proprietary inverter technology. StackBattTM technology allows battery cells to be connected without wires and organized into packs providing a smaller system footprint, faster manufacturing and easier deployment of systems.

2024

- Recognized **$2.4 million in sales through** September 2024, more than 400% growth from the prior year and over $5 **million since we launched**

- Grew our sales force to 7 people, including the **hire of our Vice President of Sales**, Andrew Lachman

- Announced the issuance of our **second patent** for our Energy Storage System (ESS) technology. This patent covers our unique hybrid technology, bringing our intellectual property (IP) valuation to over $200 million, as valued by Cardinal Intellectual Property.

- Paladin is working on reducing manufacturing risks and global supply chain issues through our partnership with JABIL, one of the world's largest

2024

- Recognized **$2.4 million in sales through** September 2024, more than 400% growth from the prior year and over $5 **million since we launched**

- Grew our sales force to 7 people, including the **hire of our Vice President of Sales**, Andrew Lachman

- Announced the issuance of our **second patent** for our Energy Storage System (ESS) technology. This patent covers our unique hybrid technology, bringing our intellectual property (IP) valuation to over $200 million, as valued by Cardinal Intellectual Property.

- Paladin is working on reducing manufacturing risks and global supply chain issues through our partnership with JABIL, one of the world's largest

In 2025, we plan to ramp up our sales and marketing efforts, with the goal of continued growth in revenue, units sold, and residential storage deployed. We believe that the tailwinds are behind us, including the following:

- The introduction of NEM 3.0 in April 2024, fueling continued demand for our products in our home state of California

- The continued unreliability of the power grid across the country, especially

in the face of weather and natural disasters

- The increased cost of power and the expansion of solar panels and electric vehicles

Finally, In response to customer feedback and market demand, we are developing a **larger, more powerful, and more efficient inverter,** set to launch in 2025. This new product will increase power output to 10 kilowatts (KW) per module and include built-in high-speed DC-DC charging capacity for electric vehicles (EVs).

Paladin Power Energy Storage System Details

The continued unreliability of the power grid across the country, especially in the face of weather and natural disasters

- The increased cost of power and the expansion of solar panels and electric vehicles

Finally, In response to customer feedback and market demand, we are developing a **larger, more powerful, and more efficient inverter,** set to launch in 2025. This new product will increase power output to 10 kilowatts (KW) per module and include built-in high-speed DC-DC charging capacity for electric vehicles (EVs).

Paladin Power Energy Storage System Details

Paladin Power's proprietary technology, form factor and incredible inverter capability gives it a major competitive advantage

*Paladin Power is battery agnostic and works with many battery partners.

Competitor Products Lack Innovation And Power

Most competitor products can only power a portion of your home. Older technologies are based on past regulations and powering smaller homes often found in Asia or Europe. Paladin Power can power your entire home in a smaller footprint compared to most competitors.

UNRESOLVED PROBLEMS
COMPETITOR PRODUCTS CAN ONLY POWER A PORTION OF YOUR HOME

If you want the backup batteries to power "lite & limited" loads like lighting, refrigerator, internet, and a garage door opener, then only one Tesla Powerwall is needed. Two Powerwalls would be needed to power medium size HVAC systems and other large appliances. Three Tesla Powerwalls would be needed to power heavier loads at a home like a large HVAC system, washer/dryer and a large water pump.



Compare Paladin Power To The Competition

Paladin battery is scalable from 24 to 96 kWh, with 21 KW Inverter Power. The competition has power limits and requires 4-5 systems just to equal one of the Paladin ESS. Ask yourself, what is the better value?

found in Asia or Europe. Paladin Power can power your entire home in a smaller footprint compared to most competitors.

UNRESOLVED PROBLEMS
COMPETITOR PRODUCTS CAN ONLY POWER A PORTION OF YOUR HOME

If you want the backup batteries to power "lite & limited" loads like lighting, refrigerator, internet, and a garage door opener, then only one Tesla Powerwall is needed. Two Powerwalls would be needed to power medium size HVAC systems and other large appliances. Three Tesla Powerwalls would be needed to power heavier loads at a home like a large HVAC system, washer/dryer and a large water pump.

Compare Paladin Power To The Competition



The Paladin Power ESS is mobile enough to be moved and installed by one contractor in 45 minutes. Unlike competing products, Paladin does not require excessive conduit, wire and junction boxes all over the wall, as it is a pre-wired system. The only conduit required is from the top of our box to and from solar and to and from sub-panel.

Install Video



Install Video



5.1 kW

1.6 kW

95%

48 kWh

11.1 kW

0 kW



As a part of our relationship, JABIL produced a report on the reliability of Paladin's Power Inverter Technology. JABIL reported that the mean time of failure for Paladin's technology is 664,599 or 75 years, significantly higher than our competition.

California Market

California is the one of the world's largest solar market in the world, but due to California's Net Energy Metering or NEM regulatory changes, the solar industry started to topple in California. This resulted in a large drop in solar panel installs only and a 50% drop in valuation of solar companies. To have an ROI on your solar system, California customers must purchase a battery storage system. The NEM 3.0 changes have left a huge hole in the market for an energy storage system that could offset the majority of power in the home or office - which happens to be Paladin Power's key product feature!

California Net Energy Metering (NEM)

California Market

California is the one of the world's largest solar market in the world, but due to California's Net Energy Metering or NEM regulatory changes, the solar industry started to topple in California. This resulted in a large drop in solar panel installs only and a 50% drop in valuation of solar companies. To have an ROI on your solar system, California customers must purchase a battery storage system. The NEM 3.0 changes have left a huge hole in the market for an energy storage system that could offset the majority of power in the home or office - which happens to be Paladin Power's key product feature!

California Net Energy Metering (NEM) Regulations

Power's CEO, Ted Thomas







Risk Disclosures

Investing in private or early-stage offerings (such as Reg A, Reg S, Reg-D, or Reg CF) involves a high degree of risk. Securities sold through these offerings are not publicly traded and, therefore, are illiquid. Additionally, investors will receive restricted stock that is subject to holding period requirements.

publicly traded and, therefore, are illiquid. Additionally, investors will receive restricted stock that is subject to holding period requirements.

Companies seeking capital through these offerings tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in private or early-stage offerings requires a tolerance for high risk, low liquidity, and a long-term commitment. Investors must be able to afford to lose their entire investment.

Such investment products are not FDIC insured, may lose value, and have no bank guarantee.

See subscription agreement, offer documents, risk disclosures and WeFunder disclosures for full risk disclosures.